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                                                                       Exhibit 3


                              STOCK LOAN AGREEMENT

      This agreement is entered into this 31st day of June, 1996 between James
F. Thacker (Thacker) and Carol Shumaker (Shumaker) pursuant to the provisions of
Section 1058 of the Internal Revenue Code;

      WHEREAS Thacker is the owner of certain shares of the common stock of Medaphis Corporation, which he is holding for long term investment purposes, and

      WHEREAS, Shumaker desires to borrow certain shares of Medaphis Corporation common stock for various uses, and

      WHEREAS, Thacker is willing to temporarily transfer certain shares of his Medaphis Corporation stock to Shumaker for use under certain circumstances.

      NOW, therefore in consideration of the mutual covenants and promises contained herein, the parties hereto agree as follows:

1. On or before July 26, 1996, Thacker shall transfer two hundred fifty thousand (250,000) shares of Medaphis Corporation common stock to Shumaker.

2. Upon notice from Thacker to Shumaker, Shumaker shall within five (5) business days, return to Thacker two hundred fifty thousand (250,000) shares of Medaphis Corporation common stock identical to the stock transferred pursuant to "1" above. Said notice may, at Thacker's option, require the return of a lesser number of shares in which case, Thacker continues to have the option of requiring the return of the balance of the two hundred fifty thousand (250,000) shares within five (5) business days upon subsequent notice.

      On July 1, 1998, Shumaker shall return to Thacker any of the two hundred fifty thousand (250,000) shares of Medaphis stock which has not been previously returned.

3. In the event of a reorganization, recapitalization, or merger of Medaphis Corporation during the term of this loan, Shumaker is permitted to return stock equivalent to the Medaphis Corporation stock loaned as authorized by Income Tax Regulation 1.1058-1(b).

4. Shumaker agrees and must make payments to Thacker of all amounts equivalent to any dividends or other distributions made by Medaphis Corporation which Thacker, as the owner of the loaned shares, is entitled to receive during the period beginning with the loan transfer and ending with the repayment transfer of identical Medaphis Corporation stock back to Thacker. Shumaker will make any such payments to Thacker at such time as Thacker would receive them had he not loaned said shares.

5. Any notice under this agreement shall be sent by overnight as follows:





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                                 Carol Shumaker
                          11938 Old Washington Highway
                              Glen Allen, VA 23060

      The benefits and duties under this agreement may not be assigned but shall be binding upon the personal representatives and successors in interest of the parties hereto.

      Witness our hands and seals as of this 30th day of June, 1996.



-------------------------                   --------------------------
James F. Thacker                            Carol Shumaker


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